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                                                                    EXHIBIT 12

                                AMOCO COMPANY

               STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                          EARNINGS TO FIXED CHARGES
                     (millions of dollars, except ratios)


                             Nine
                            Months
                            Ended            Year Ended December 31,

                           Sept. 30,
                             1996      1995     1994    1993    1992    1991
Determination of Income:
Consolidated earnings
 before income taxes
 and minority interest...    $2,314  $2,425   $2,688  $2,427  $1,823  $2,093
Fixed charges expensed by
 consolidated companies..       183     233      140     193     238     231
Adjustments for certain
 companies accounted for
  by the equity method...        32      10        7       9      18      12
Adjusted earnings plus
 fixed charges...........    $2,529  $2,668   $2,835  $2,629  $2,079  $2,336

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...    $  117  $  152   $  127  $  162  $  219  $  216
Consolidated rental
 expense representative
 of an interest factor...        66      71        7      31      20      22
Adjustments for certain
 companies accounted for
 by the equity method....         5       6        5       6      12      17
Total fixed charges......    $  188  $  229   $  139  $  199  $  251  $  255

Ratio of earnings to
 fixed charges...........      13.5*   11.6*    20.4*   13.2     8.3     9.2



*Based on public debt obligations. Including debt with affiliates, the ratio would have been 5.2 as of September 30, 1996, 4.4 as of December 31, 1995, and 13.0 as of December 31, 1994.